Exhibit 95

Mine Safety Disclosure

During the three months ended June 30, 2014, two citations were received from Mine Safety and Health Administration for a violation of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard under section 104 of the Federal Mine Safety and Health Act.  The total dollar value amount of proposed assessments by MSHA in the quarter was $1,658.

No orders were issued under section 104(b) or 107(a), no citations or orders were issued under section 104(d) and there were no violations under section 110(b)(2). There were no mine-related fatalities. No written notice from the Mine Safety and Health Administration of a pattern of violations or the potential to have such a pattern was received. There were no pending legal actions before the Federal Mine Safety and Health Review Commission.